GULF & ORIENT STEAMSHIP COMPANY, INC.

601 South State Street

Salt Lake City, Utah  84102

August 9, 2012

Jaime G. John, Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:

Gulf & Orient Steamship Company, Inc. (the “Company”)

Form 8-K filed August 6, 2012

File No. 000-52036

Dear Mr. John:

In response to your comment letter dated August 9, 2012, we have provided our responses below:

1.

Please amend your Form 8-K to address the uncertainty related to your ability to continue as a going concern, which is disclosed in the Report of Independent Registered Public Accounting Firm on your financial statements for the year ended December 31, 2011.  Note that such disclosure is required by Item 304(a)(1)(ii) of Regulation S-K.

The accompanying amended Form 8-K contains the requested disclosure about the “going concern” qualification in the Report of Independent Registered Public Accounting Firm.

2.

In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K.

The amended Form 8-K includes the requested Exhibit 16.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GULF & ORIENT STEAMSHIP

COMPANY, INC.

By /s/ Michael Vardakis

Michael Vardakis, President